SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 1

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GlobalSantaFe Corporation

Global Marine Inc.

(Name of Subject Company (issuer))

GlobalSantaFe Corporation

Global Marine Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Zero Coupon Convertible Debentures Due June 23, 2020

(Title of Class of debentures)

379352AN7 and 379352AM9

(CUSIP Number of Class of debentures)

James L. McCulloch

Senior Vice President and General Counsel

GlobalSantaFe Corporation

15375 Memorial Dr.

Houston, Texas 77079

(281) 925-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. David Kirkland, Jr.

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$356,550,000	$41,965.96

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Debentures Due June 23, 2020, as described herein, is $594.25 per $1,000 principal amount at maturity outstanding. As of May 24, 2005, there was $600,000,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $356,550,000. The filing fee may be deducted from GlobalSantaFe Corporation’s credit balance of previously paid, un-used filing fees at the Securities and Exchange Commission, which is equal to the amount of the registration fee for this Schedule TO.

**	The amount of the filing fee equals $117.70 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,965.96

Form or Registration No.: Schedule TO

Filing Party: GlobalSantaFe Corporation and Global Marine

Date Filed: May 25, 2005 and May 26, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by GlobalSantaFe Corporation, a Cayman Islands company (“GlobalSantaFe”), and Global Marine Inc., a Delaware corporation and indirect, wholly owned subsidiary of GlobalSantaFe (“Global Marine”), relating to Global Marine’s offer to repurchase the Zero Coupon Convertible Debentures Due June 23, 2020 that were issued by Global Marine (the “Debentures”), upon the terms and subject to the conditions set forth in the indenture governing the Debentures, the Company Notice dated May 25, 2005, a copy of which was filed as Exhibit (a)(1)(A) to the original Schedule TO, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the original Schedule TO. Except as otherwise indicated, the information set forth in the original Schedule TO remains unchanged.

ITEM 1. Summary Term Sheet

Item 1 of the Schedule TO, which incorporates by reference the information contained in the Company Notice (including under the caption “Summary Term Sheet” on page 1 thereof) and related offer materials, is hereby amended and supplemented by adding the following text:

“You may also withdraw previously surrendered Debentures at any time after 12:01 a.m., New York City time, on Friday, July 22, 2005, the expiration of 40 business days from the date the Option commenced, if your Debentures have not yet been accepted for payment by Global Marine.”

ITEM 4. Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Company Notice (including under the caption “Rights of Withdrawal” on page 7 thereof) and related offer materials, is hereby amended and supplemented by adding the following text:

“You may also withdraw previously surrendered Debentures at any time after 12:01 a.m., New York City time, on Friday, July 22, 2005, the expiration of 40 business days from the date the Option commenced, if your Debentures have not yet been accepted for payment by Global Marine.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2005

GLOBALSANTAFE CORPORATION

By:	/s/ Anil B. Shah
Name: Anil B. Shah
Title: Vice President and Treasurer

GLOBAL MARINE INC.

By:	/s/ Benjamin W. Bollinger
Name: Benjamin W. Bollinger
Title: Vice President, Sales and Contracts

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